Exhibit 99.2

EKSPORT

FINANS

NORWAY

Third quarter

report 2013

Eksportfinans ASA

Financial highlights 3

Report from the board of directors 4

Results 4

Balance sheet 6

Export lending 6

Local government lending 6

Securities 6

Funding 6

Liquidity 6

Regulatory framework 7

Events after the balance sheet date 8

Condensed statement of comprehensive income 9

Condensed balance sheet 10

Condensed statement of changes in equity 11

Condensed cash flow statement 12

Notes to the condensed financial statements 13

Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited

Financial highlights

The information for the three and nine months ended September 30, 2013 and 2012 are unaudited.

	Third quarter		First nine months
(NOK million)	2013	2012	2013	2012

Net interest income	146	277	525	986
Total comprehensive income 1)	(702)	(4,866)	(3,234)	(12,896)
Return on equity 2)	(20.0%)	(80.4%)	(28.2%)	(60.9%)
Net return on average assets and liabilities 3)	0.43%	0.56%	0.44%	0.68%
Net operating expenses / average assets 4)	0.09%	0.05%	0.10%	0.05%

Total assets	106,098	171,300	106,098	171,300
Loans outstanding 5)	65,711	95,712	65,711	95,712
Public sector borrowers or guarantors 6)	34.6%	40.4%	34.6%	40.4%
Core capital adequacy	32.1%	21.5%	32.1%	21.5%
Capital adequacy	34.6%	25.4%	34.6%	25.4%

Exchange rate NOK/USD 7)	6.0081	5.6995	6.0081	5.6995

Definitions

1. Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 4,939 million in the first nine months of 2013 compared to net losses of NOK 18,865 million in the first nine months of 2012. For the third quarter of 2013 net losses on financial instruments at fair value amount to NOK 1,114 million compared to net losses on financial instruments at fair value of NOK 7,026 million in the third quarter of 2012.

2. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).

3. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).

4. Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).

5. Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements.

6. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

7. Exchange rate at balance sheet date.

Third quarter report 2013 3

Results

Third quarter 2013

Eksportfinans performed as expected in the third quarter of 2013. As in the second quarter, earnings were lower than in the corresponding period of 2012. This was due to decreased interest income as a result of a lower level of interest generating assets combined with reduced margins, mainly on basis swap contracts (contracts where cash flows at market rates in USD and NOK are exchanged). Net interest income amounted to NOK 146 million in the period, compared to NOK 277 million in the third quarter of 2012.

Total comprehensive income was negative NOK 702 million for the third quarter of 2013. The comparable figure was negative NOK 4,866 million for the third quarter of 2012. The decrease was due to lower unrealized losses on Eksportfinans’ own debt (as explained in the section Net other operating income) in the third quarter of 2013, compared to the third quarter of 2012.

Net profit excluding unrealized gains and losses and excluding realized gains/losses hedged by the Portfolio Hedge Agreement (the “PHA”) (see page 6) was NOK 89 million for the third quarter of 2013, compared to NOK 191 million for the corresponding period of 2012.

First nine months 2013

Net interest income was NOK 525 million in the first nine months of 2013. This was NOK 461 million lower than for the same period in 2012. The decrease is due to the same reasons as explained above for the third quarter of 2013.

Net return on average assets and liabilities (see Financial highlights on page 3) was 0.44 percent for the first nine months of 2013, compared to 0.68 percent for the corresponding period in 2012.

Profit/(loss) for the period

Total comprehensive income in the first nine months of 2013 was negative NOK 3,234 million, compared to negative NOK 12,896 million in the first nine months of 2012. The negative figure is due to reduced unrealized gains on Eksportfinans’ own debt as a result of tightening of credit spreads. The improvement compared to first nine months of 2012 relates to lower reversal of previously unrealized gains.

Return on equity was negative 28.2 percent for the first nine months of 2013, compared to negative 60.9 percent for the corresponding period in 2012. This change was also due to the debt-related unrealized losses.

The non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the PHA, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt, and the realized losses on investments which are hedged by the PHA. Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 305 million in the first nine months of 2013. This was a decrease of NOK 375 million compared to the same period in 2012. The main reason for this decrease is the reduced net interest income.

Third quarter report 2013 4

Table: Non-IFRS profit for the period

	Third quarter		First nine months	
(NOK million)	2013	2012	2013	2012
Comprehensive income according to IFRS	(702)	(4,866)	(3,234)	(12,896)
Net unrealized losses/(gains)	1,093	7,008	4,895	18,868
Unrealized gains/(losses) related to Iceland [1]	6	15	21	14
Realized losses/(gains) hedged by the Portfolio Hedge Agreement (PHA) [2]	0	0	0	(26)
Tax effect [3]	(308)	(1,966)	(1,377)	(5,280)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	89	191	305	680
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [4]	5.0%	11.7 %	6.3%	14.4 %

1. Reversal of previously recognized loss (at exchange rates applicable at reporting date).
2. Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.
3. 28 percent of the items above.
4. Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

Net other operating income

Net other operating income was negative NOK 4,936 million for the first nine months of 2013 compared to negative NOK 18,809 million in the same period in 2012.

The main reason for this change is the large fluctuation in the market prices of Eksportfinans' own debt. These prices fell following the decision by the Norwegian government on November 18, 2011 to establish a state-funded export financing scheme and the consequent rating downgrades of Eksportfinans. In 2012 and through the first nine months of 2013 the market prices of Eksportfinans' own debt have recovered, leading to unrealized losses for the company. In the first nine months of 2013 the market prices have been more stable than in the same period of 2012.

These market fluctuations have led to large changes in the fair value of Eksportfinans' own debt. In the first nine months of 2013, unrealized losses (reversal of unrealized gains) on Eksportfinans' own debt amounted to NOK 8,910 million compared to unrealized losses (reversal of unrealized gains) of NOK 25,504 million in the corresponding period in 2012 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 5,036 million in the first nine months of 2013 compared to an unrealized loss of NOK 19,066 million in the same period in 2012 (see note 15 to the accompanying unaudited condensed financial statements). The cumulative unrealized gain on Eksportfinans' own debt, net of derivatives, is NOK 11,005 million as of September 30, 2013, compared to NOK 15,962 million as of December 31, 2012 and NOK 23,003 million as of September 30, 2012.

Total operating expenses

Total operating expenses amounted to NOK 99 million in the first nine months of 2013, compared to NOK 130 million for the same period in 2012. The reason for this decrease is an optimized and reduced number of staff since July 1, 2012, contributing to a reduction in total salary expenses. The key ratio of net operating expenses in relation to average assets was 0.10 percent in the first nine months of 2013, compared to 0.05 percent in the corresponding period of 2012. Included in the figures for first nine months of 2012, is the income from the fee based agreement with the Ministry of Trade and Industry (the "Ministry") in which Eksportfinans had a mandate to arrange loans on behalf of the Ministry until July 1, 2012 (NOK 8.6 million per

Third quarter report 2013 5

month). This fee was booked as other income, which is deducted from operating expenses when calculating the key ratio of net operating expenses relative to average assets (see footnote 4 to Financial Highlights).

Balance sheet

Total assets amounted to NOK 106 billion at September 30, 2013, compared to NOK 157 billion at December 31, 2012 and NOK 171 billion at September 30, 2012. The reduction was mainly due to the limitations on new lending business since November 18, 2011 and repayments on the current loan and debt portfolios.

Outstanding commercial paper and bond debt was NOK 77 billion at September 30, 2013, compared to NOK 113 billion at December 31, 2012 and NOK 115 billion at September 30, 2012. The main reason for the decrease was maturing debt.

The capital adequacy ratio was 34.6 percent at September 30, 2013, compared to 28.0 percent at December 31, 2012 and 25.4 percent at September 30, 2012. The core capital adequacy ratio was 32.1 percent at September 30, 2013, compared to 25.0 percent at December 31, 2012 and 21.5 percent at September 30, 2012. The increase in the capital adequacy ratios was mainly due to core earnings combined with a lower risk-weighted balance.

Export lending

Eksportfinans actively manages an extensive portfolio of export loans.

The volume of outstanding export loans was NOK 57.6 billion at September 30, 2013, compared to NOK 78.7 billion at December 31, 2012 and NOK 85.7 billion at September 30, 2012.

Local government lending

Eksportfinans’ involvement in local government lending totaled NOK 8.0 billion at September 30, 2013, compared to NOK 8.8 billion at December 31, 2012 and NOK 10.0 billion at September 30, 2012.

Securities

The total securities portfolio was NOK 21.2 billion at September 30, 2013, compared to NOK 41.8 billion at December 31, 2012 and NOK 44.1 billion at September 30, 2012. The reduction is due to expected repayments of Eksportfinans’ own debt.

The securities portfolio consists of two different sub-portfolios. The first is subject to a Portfolio Hedge Agreement with Eksportfinans shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”).

The fair value of the PHA portfolio was NOK 7.7 billion at September 30, 2013, compared to NOK 11.6 billion at December 31, 2012 and NOK 15.6 billion at September 30, 2012. The PHA portfolio will largely be held to maturity. For further information on the PHA see Note 13 to the accompanying unaudited condensed financial statements and the company’s annual report on Form 20-F for the fiscal year ended December 31, 2012, (filed with the Securities and Exchange Commission on April 23, 2013 (“the 2012 20-F”)).

The fair value of the liquidity reserve portfolio was NOK 13.6 billion at September 30, 2013, compared to NOK 30.2 billion at December 31, 2012 and NOK 28.5 billion at September 30, 2012.

Funding

As foreseen, Eksportfinans did not have the need to seek new funding from the markets during the first nine months of 2013.

Liquidity

As at September 30, 2013, the company has liquidity reserves totaling NOK 29.9 billion, consisting of the liquidity reserve portfolio of NOK 13.6 billion, the PHA portfolio of NOK 7.7 billion and cash equivalents of NOK 8.6 billion.

Third quarter report 2013 6

Table: Estimated cumulative liquidity

(NOK million)	Estimated debt maturing [3]		Estimated loan receivables maturing [4]	Estimated investments maturing [5]	Estimated cumulative liquidity [6]
Short-term liquidity at Sept 30, 2013 [1]					22,158
2013	4,261		6,185	246	24,328
2014	18,097		14,650	1,765	22,646
2015	12,970	[2]	12,737	230	22,643
2016	21,094		12,727	843	15,119
2017	7,178		4,884	1,388	14,213
2018	1,302		3,468	191	16,570
2019	1,930		3,670	681	18,991
2020	397		2,196	0	20,790
2021	2,737		1,244	371	19,668
2022	930		773	235	19,746
Thereafter	16,383		2,381	2,940	8,684
Total	87,279		64,915	8,890	

1. Short-term liquidity is comprised of the sum of the Liquidity Reserve Portfolio (at fair value) and deposits
2. Includes the principal of JPY 15 billion (approximately NOK 924 million at exchange rates applicable at September 30, 2013) subordinated debt maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations
3. Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations
4. Represents principal amount of loan receivables
5. Represents principal amount of investments in the PHA portfolio
6. Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at September 30, 2013

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short- and medium term. A maturity analysis of financial liabilities based on both contractual and expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

The table above shows cumulative liquidity, as measured by short-term liquidity as of September 30, 2013, plus (i) the amounts of maturing loans and investments and minus (ii) the amounts of maturing bond debt, based on estimated maturities. During the first nine months of 2013, the liquidity position has been affected by foreign exchange rate conversions and adverse movements in key market risk factors, primarily on the debt portfolio. Market developments have been within the scenarios covered in the company's liquidity planning activities and liquidity reserves together with cash inflows from the lending portfolio are expected to cover anticipated liquidity needs going forward.

For the figures in the table, call and trigger dates as estimated in models are applied in the classification of the maturities. For structured bond issues with call and trigger options, the expected maturity is estimated using a sophisticated valuation system.

Regulatory framework

In 2012, the Financial Supervisory Authority of Norway ("NFSA") granted extended time limits beyond December 31, 2012 for loans to five specific clients which would have been in breach of the regulations concerning the calculation of exposures to one single client from that date. The exemption periods are specific to the one loan remaining as per September 30, 2013, and last until the respective loan has reached the regulatory level, as a result of scheduled repayments of principal, between December 31, 2014 and December 31, 2016. The NFSA has also requested Eksportfinans to adapt to the statutory requirement as soon as possible to the extent it is able.

Third quarter report 2013 7

Events after the balance sheet date

In 2008, the Icelandic financial institution Glitnir Banki hf was placed under Icelandic government administration. Since then, Eksportfinans has treated the credit exposure against the bank as not satisfactorily guaranteed, applying the expected payout ratio to calculate the claim’s fair value in the balance sheet.

In 2012 Eksportfinans filed a court petition in Iceland, claiming that part of the exposure was to be treated as priority claims under article 112 of Act no. 21/1991, confer paragraph 3 of article 102 of Act no. 161/2002, at the winding up of Glitnir Banki hf.

On July 19, 2013 the District Court of Reykjavik, Iceland ruled in favor of Eksportfinans ASA that the company’s claims of USD 25 million (ISK 3,256 million or NOK 150 million) and NOK 318 million (ISK 6,144 million) are accepted as priority claims. Eksportfinans was also awarded full legal costs. On October 15, 2013 the ruling of the District Court of Reykjavik was upheld by the Supreme Court of Iceland and is now final and enforceable.

Based on the ruling, Eksportfinans expects to recognize related profits of approximately NOK 200 million in the fourth quarter of 2013. In addition Eksportfinans will receive ISK 621 million, which will be held at an escrow account on Iceland due to the restrictions on movement of capital on Iceland.

Oslo, November 7, 2013

EKSPORTFINANS ASA

The board of directors

Third quarter report 2013 8

Unaudited

The information for the three and nine months ended September 30, 2013 and 2012 is unaudited.

Condensed statement of comprehensive income

Third quarter First nine months

(NOK million) 2013 2012 2013 2012 Note

Interest and related income 713 1,129 2,434 3,705

Interest and related expenses 567 852 1,909 2,719

Net interest income 146 277 525 986

Commissions and income related to banking services 0 0 0 0

Commissions and expenses related to banking services 0 1 2 3

Net gains/(losses) on financial instruments at fair value (1,114) (7,026) (4,939) (18,865) 2,15

Other income 2 5 5 59

Net other operating income/(loss) (1,112) (7,022) (4,936) (18,809)

Total operating income (966) (6,745) (4,411) (17,823)

Salaries and other administrative expenses 22 21 80 112

Depreciations 4 4 13 13

Other expenses 2 2 6 5

Total operating expenses 28 27 99 130

Pre-tax operating loss (994) (6,772) (4,510) (17,953)

Taxes (280) (1,896) (1,264) (5,027)

Loss for the period (714) (4,876) (3,246) (12,926)

Other comprehensive income * 12 10 12 30

Total comprehensive income (702) (4,866) (3,234) (12,896)

* Items that will not be reclassified to profit or loss

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2013 9

Unaudited

Condensed balance sheet

(NOK million)	Sep 30, 2013	Dec 31, 2012	Sep 30, 2012	Note
Loans due from credit institutions [1]	21,122	26,410	28,592	4,6,7
Loans due from customers [2]	53,157	71,879	77,421	5,6,7
Securities	21,286	36,707	38,598	8
Repurchase receivable [3]	0	5,078	5,557	8,14
Financial derivatives	6,545	10,884	14,193	
Intangible assets	7	9	10	
Fixed assets and investment property	212	207	201	9
Other assets	3,769	6,232	6,728	10
Total assets	**106,098**	**157,406**	**171,300**	
Deposits by credit institutions	0	4,476	4,472	
Borrowings through the issue of securities	77,203	112,543	115,084	11
Financial derivatives	6,079	9,343	12,450	
Deferred tax liabilities	2,754	4,121	6,060	
Taxes payable	110	317	256	
Other liabilities	5,190	8,133	9,633	12
Accrued expenses and provisions	89	108	145	
Subordinated debt	982	990	1,117	
Capital contribution securities	0	450	346	
Total liabilities	**92,407**	**140,481**	**149,563**	
Share capital	2,771	2,771	2,771	
Share premium reserve	0	177	177	
Reserve for unrealized gains	10,713	10,713	29,362	
Other equity	3,441	3,264	2,383	
Comprehensive income	(3,234)	0	(12,956)	
Total shareholders' equity	**13,691**	**16,925**	**21,737**	
Total liabilities and shareholders' equity	**106,098**	**157,406**	**171,300**	

1) Of NOK 21,122 million at September 30, 2013, NOK 20,911 million is measured at fair value through profit or loss and NOK 211 million is measured at amortized cost. Of NOK 26,410 at December 31, 2012, NOK 26,125 million is measured at fair value through profit and loss and NOK 285 million is measured at amortized cost. Of NOK 28,592 million at September 30, 2012, NOK 28,379 million is measured at fair value through profit and loss and NOK 213 million is measured at amortized cost.

2) Of NOK 53,157 million at September 30, 2013, NOK 30,078 million is measured at fair value through profit or loss and NOK 23,079 million is measured at amortized cost. Of NOK 71,879 million at December 31, 2012, NOK 43,038 million is measured at fair value through profit or loss and NOK 28,842 million is measured at amortized cost. Of NOK 77,421 million at September 30, 2012, NOK 60,291 million is measured at fair value through profit or loss and NOK 36,774 million is measured at amortized cost.

3) Securities posted as collateral for a loan from one of the owner banks. See note 14 for details.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2013 10

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital	Share premium reserve [4]	Reserve unrealized gains [1]	Other equity [2]	Compre-hensive income [3]	Total equity
Equity at January 1, 2012	2,771	177	29,363	2,384	0	34,695
Equity adjustment at January 1, 2012 [3]	0		0	(52)	0	(52)
Actuarial gains						
and other comprehensive income	0		0	0	30	30
Profit/(loss) for the period	0		0	0	(12,896)	(12,896)
Equity at September 30, 2012	**2,771**	**177**	**29,363**	**2,332**	**(12,866)**	**21,777**
Equity at January 1, 2013	2,771	177	10,713	3,264	0	16,925
Share premium reserve [4]		(177)		177		0
Actuarial gains						
and other comprehensive income	0		0	0	12	12
Profit/(loss) for the period	0		0	0	(3,246)	(3,246)
Equity at September 30, 2013	**2,771**	**0**	**10,713**	**3,441**	**(3,234)**	**13,691**

1) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of June 30, 2013.
2) The allocation of income for the period between the reserve for unrealized gains and other show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 3,595 million and decreased other equity by NOK 349 million. The closing balances would have been NOK 7,118 million for the reserve for unrealized gains, and NOK 2,915, million for other equity.
3) Past actuarial losses (the corridor approach) in accordance with IAS19R
4) As per 1 July 2013 the Public Limited Companies Act under Norwegian Law states that share premium reserve no longer is to be classified as restricted equity that cannot be paid out to owners without a shareholder resolution to reduce the share capital.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2013 11

Unaudited

Condensed cash flow statement

First nine months

2013 2012 Note

(NOK million)

Pre-tax operating profit/(loss) (4,510) (17,953)

Provided by operating activities:

Accrual of contribution from the Norwegian government (2) (269)

Unrealized losses/(gains) on financial instruments at fair value 4,895 18,868

Realized losses on financial instruments at fair value through profit or loss

(non-cash items) 0 9

Depreciation 13 13

Disbursement on loans 0 (898)

Principal collected on loans 25,657 23,773

Purchase of financial investments (trading) (16,290) (29,131)

Proceeds from sale or redemption of financial investments (trading) 37,600 32,082

Contribution paid by the Norwegian government 322 405

Taxes paid (315) (295)

Changes in:

Accrued interest receivable 299 227

Other receivables 2,603 (1,642)

Accrued expenses and other liabilities (3,868) (754)

Net cash flow from operating activities 46,404 24,435

Purchase of financial investments 0 (3,577)

Proceeds from sale or redemption of financial investments 3,030 6,378

Net cash flow from financial derivatives 2,296 5,286

Purchases of fixed assets (18) (3)

Net proceeds from sales of fixed assets 4 2

Net cash flow from investing activities 5,312 8,086

Change in debt to credit institutions (4,869) (4,420)

Repayments of commercial paper debt 0 (5,488)

Principal payments on bond debt (47,688) (36,400)

Repayment of subordinated debt (485) 0

Net cash flow from financing activities (53,042) (37,468)

Net change in cash and cash equivalents *) (1,326) (4,947)

Cash and cash equivalents at beginning of period 9,265 13,403

Effect of exchange rates on cash and cash equivalents 631 (614)

Cash and cash equivalents *) at end of period 8,570 7,842

*) Cash equivalents are defined as bank deposits with maturity less than 3 months.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2013 12

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' third quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards – (**IFRS**), in line with both IFRS as adopted by the European Union (**EU**) and IFRS as issued by the International Accounting Standards Board (**IASB**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2012) are the same as those applied in Eksportfinans' annual financial statements of 2012, except as noted below. Those financial statements were approved for issue by the Board of Directors on April 11, 2013 and included in the company's Annual Report on Form 20-F for the year-end December 31, 2012. These policies have been consistently applied to all the periods presented.

IFRS 13, 'Fair value measurement', has been applied as of January 1, 2013. The standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. The impact of the new requirements has not had a material impact on the company.

IAS 19, 'Employee benefits', was amended in June 2011 and has been applied as of January 1, 2013. The impact on the company is as follows: to immediately recognize all actuarial gains or losses in other comprehensive income; to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The amendment is applied retrospectively in the periods presented. The change in accounting principle has not had a material impact on the company's financial reporting.

The information for the three and nine months ended September 30, 2013 and 2012 is unaudited. The information as of and for the year ended December 31, 2012 is derived from the Company's audited consolidated financial statements as of and for the year ended December 31, 2012.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2013	2012	2013	2012
Securities held for trading	(3)	5	5	34
Securities designated				
as at fair value at initial recognition	0	0	24	26
Financial derivatives	(15)	(23)	(102)	(55)
Other financial instruments at fair value	(3)	0	29	(2)
Net realized gains/(losses)	**(21)**	**(18)**	**(44)**	**3**
Loans and receivables	(1)	44	11	136
Securities [1)]	99	533	103	994
Financial derivatives [2)]	220	465	3,908	5,512
Commercial paper debt [3) 4)]	0	0	0	(1)
Bond debt [3) 4)]	(1,405)	(8,014)	(8,883)	(25,397)
Subordinated debt and capital contribution				
securities [3) 4)]	(3)	(32)	(28)	(105)
Other	(3)	(4)	(6)	(7)
Net unrealized gains/(losses)	**(1,093)**	**(7,008)**	**(4,895)**	**(18,868)**
Net realized				
and unrealized gains/(losses)	**(1,114)**	**(7,026)**	**(4,939)**	**(18,865)**

Third quarter report 2013 13

Unaudited

1) Net unrealized gains/(losses) on securities

	Third quarter		First nine months	
(NOK million)	2013	2012	2013	2012
Securities held for trading	87	442	100	826
Securities designated as at fair value at initial recognition	12	91	3	168
Total	**99**	**553**	**103**	**994**

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 15 of this report, is included with a loss of NOK 169 million as of September 30, 2013 and a loss of NOK 985 million as of September 30, 2012.
3) In the first nine months of 2013, Eksportfinans had an unrealized loss of NOK 8,910 million (loss of NOK 25,504 million in the corresponding period of 2012) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 5,036 million (loss of NOK 19,066 million in the same period of 2012).
4) In the first nine months of 2013, Eksportfinans had an unrealized loss of NOK 1,271 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 8,238 million in the corresponding period of 2012). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a loss of NOK 7,640 million (loss of NOK 17,266 million in the same period of 2012).

See note 15 for a presentation of the above table including effects from economic hedging.

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The company has adopted the standardized approach to capital requirements. For the company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk.

Risk-weighted assets and off-balance sheet items

(NOK million)	Sep 30, 2013		Dec 31,2012		Sep 30, 2012	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	106,098	14,140	157,406	18,626	171,300	21,515
Off-balance sheet items		23		152		155
Operational risk		2,465		2,465		2,424
Total currency risk		362		0		0
Total risk-weighted value		**16,990**		**21,243**		**24,094**

The Company's regulatory capital

(NOK million and in percent of risk-weighted value)	Sep 30, 2013		Dec 31,2012		Sep 30, 2012	
Core capital [1]	5,455	32.1 %	5,314	25.0 %	5,189	21.5 %
Additional capital [2]	416	2.4 %	628	3.0 %	927	3.8 %
Total regulatory capital	**5,871**	**34.6 %**	**5,942**	**28.0 %**	**6,116**	**25.4 %**

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

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Unaudited

4. Loans due from credit institutions

(NOK million) Sep 30, 2013 Dec 31, 2012 Sep 30, 2012

Cash equivalents 1) 8,570 9,265 7,842

Other bank deposits and claims on banks 3) (218) 1,105 2,103

Loans to other credit institutions, nominal amount (also included in note 6) 2) 13,102 16,435 19,106

Accrued interest and adjustment to fair value on loans (332) (395) (459)

Total 21,122 26,410 28,592

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.

2) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 5,633 million at September 30, 2013, NOK 7,648 million at December 31, 2012 and NOK 9,356 million at September 30, 2012.

3) Due to temporary payment variations.

5. Loans due from customers

(NOK million) Sep 30, 2013 Dec 31,2012 Sep 30, 2012

Loans due from customers, nominal amount (also included in note 6) 52,609 71,074 76,606

Accrued interest and adjustment to fair value on loans 548 805 815

Total 53,157 71,879 77,421

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.

(NOK million) Sep 30, 2013 Dec 31,2012

Sep 30, 2012

Loans due from credit institutions 13,102 16,435 19,106

Loans due from customers 52,609 71,074 76,606

Total nominal amount 65,711 87,509 95,712

Commercial loans 42,985 59,158 66,039

Government-supported loans 22,726 28,351 29,673

Total nominal amount 65,711 87,509 95,712

Capital goods 15,289 23,973 23,588

Ships 25,273 34,148 39,299

Export-related and international activities *) 17,075 20,532 22,804

Direct loans to Norwegian local government sector 4,214 4,373 5,263

Municipal-related loans to other credit institutions 3,823 4,448 4,723

Loans to employees 37 35 35

Total nominal amount 65,711 87,509 95,712

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Unaudited

*) Export-related and international activities consist of loans to the following categories of borrowers

(NOK million)	Sep 30, 2013	Dec 31,2012	Sep 30, 2012
Renewable energy	4,994	5,494	5,494
Shipping	3,471	4,284	4,545
Banking and finance	2,942	4,615	5,967
Consumer goods	2,212	2,275	2,286
Infrastructure	1,305	1,333	1,337
Real estate management	854	660	1,271
Oil and gas	660	1,223	1,252
Environment	636	646	650
Other categories	1	2	2
Total nominal amount	**17,075**	**20,532**	**22,804**

7. Loans past due or impaired

(NOK million)	Sep 30, 2013	Dec 31,2012	Sep 30, 2012
Interest and principal installment 1-30 days past due	0	0	4
Not matured principal on loans with payments 1-30 days past due	0	0	117
Interest and principal installment 31-90 days past due	9	13	7
Not matured principal on loans with payments 31-90 days past due	51	61	112
Interest and principal installment more than 90 days past due	539	522	490
Not matured principal on loans with payments more than 90 days past due	82	148	27
Total loans past due	**681**	**744**	**757**
Relevant collateral or guarantees received *)	176	259	269
Estimated impairments on loans valued at amortized cost	312	314	0

*) A total of NOK 504 million relates to exposure towards Icelandic banks as of September 30, 2013, NOK 485 million as of December 31, 2012, and NOK 488 million as of September 30, 2012, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 176 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 86 percent of the amounts in default. The remaining 14 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million)	Sep 30, 2013	Dec 31,2012	Sep 30, 2012
Trading portfolio	18,885	34,418	32,669
Repurchase receivable	0	5,078	5,557
Other securities at fair value through profit and loss	2,401	2,289	5,929
Total	**21,286**	**41,785**	**44,155**

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Unaudited

9. Fixed assets and investment property

(NOK million) Sep 30, 2013 Dec 31, 2012 Sep 30, 2012

Buildings and land in own use 130 126 123

Investment property 73 70 68

Total buildings and land 202 196 191

Other fixed assets 9 11 10

Total fixed assets and investment property 212 207 201

10. Other assets

(NOK million) Sep 30, 2013 Dec 31,2012 Sep 30, 2012

Settlement account 108 Agreement 417 753 671

Cash collateral provided 3,198 5,445 6,043

Other 154 34 14

Total other assets 3,769 6,232 6,728

11. Borrowings through the issue of securities

(NOK million) Sep 30, 2013 Dec 31,2012 Sep 30, 2012

Bond debt 91,161 135,221 150,104

Adjustment to fair value on debt (14,882) (23,765) (36,233)

Accrued interest 924 1,087 1,213

Total borrowings through the issue of securities 77,203 112,543 115,084

12. Other liabilities

(NOK million) Sep 30, 2013 Dec 31,2012 Sep 30, 2012

Grants to mixed credits 349 339 333

Cash collateral received 4,800 7,699 9,181

Other short-term liabilities 41 95 119

Total other liabilities 5,190 8,133 9,633

13. Segment information

The company is divided into three business areas; Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas.

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Unaudited

Income and expenses divided between segments

	Export lending		Municipal lending		Securities	
	First nine months		First nine months		First nine months	
(NOK million)	2013	2012	2013	2012	2013	2012
Net interest income [1]	**348**	**615**	**30**	**52**	**147**	**319**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	21	14	0	0	(40)	(10)
Income/expense allocated by volume [4]	10	53	1	6	5	26
Net other operating income	**31**	**67**	**1**	**6**	**(35)**	**16**
Total operating income	**379**	**682**	**31**	**58**	**112**	**335**
Total operating expenses	**49**	**96**	**4**	**4**	**47**	**31**
Pre-tax operating profit/(loss)	**330**	**586**	**27**	**54**	**65**	**304**
Taxes	92	164	7	15	18	85
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**238**	**422**	**20**	**39**	**47**	**219**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expense) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	First half-year	
(NOK million)	2013	2012
Export lending	238	422
Municipal lending	20	39
Securities	47	219
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**305**	**680**
Net unrealized gains/(losses) [1]	(4,895)	(18,868)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	(21)	(14)
Realized gains/(losses) hedged by the Portfolio Hedge Agreement	0	26
Tax effect [2]	1,376	5,280
Total comprehensive income	**(3,234)**	**(12,896)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).
2) 28 percent of the items above.

Third quarter report 2013 18

Unaudited

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees received 4)	Repo facility 5)	PHA 6)
Balance January 1, 2013	5,685	981	87	20,824	4,476	(142)
Change in the period	(876)	(353)	(16)	(3,122)	(4,476)	(98)
Balance September 30, 2013	**4,809**	**627**	**72**	**17,702**	**0**	**(240)**
Balance January 1, 2012	12,373	3,486	774	24,714	0	615
Change in the period	(5,861)	(1,865)	(685)	(3,243)	4,473	(619)
Balance September 30, 2012	**6,513**	**1,621**	**89**	**21,472**	**4,473**	**(4)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. EUR 600 million has been drawn with a Repurchase Date of February 26, 2015, but with the option to terminate the drawn down tranche in whole on specified termination dates (weekly). The tranche was terminated on September 11, 2013.
6) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants in the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed credit line of USD 2 billion to the company. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2013. Eksportfinans has not utilized this credit facility.

Third quarter report 2013 19

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2013	2012	2013	2012
Securities [1]	(18)	(9)	(40)	16
Other financial instruments at fair value	(3)	(8)	(4)	(12)
Net realized gains/(losses)	**(21)**	**(17)**	**(44)**	**4**
Loans and receivables [1]	12	8	108	119
Securities [1]	(12)	(7)	(28)	(1)
Commercial paper debt [1] [2] [3]	0	0	0	(1)
Bond debt [1] [2] [3]	(1,207)	(6,974)	(4,974)	(18,893)
Subordinated debt and capital contribution securities [1] [2] [3]	(16)	(61)	(62)	(173)
Other financial instruments at fair value [1]	(2)	(5)	(6)	(6)
Net unrealized gains/(losses)	**(1,225)**	**(7,039)**	**(4,962)**	**(18,955)**
Financial derivatives related to the 108 Agreement [4]	132	30	67	86
Net realized and unrealized gains/(losses)	**(1,114)**	**(7,026)**	**(4,939)**	**(18,865)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 11,005 million as of September 30, 2013, compared to NOK 23,003 million as of September 30, 2012.
3) In the first nine months of 2013, Eksportfinans had an unrealized loss of NOK 5,036 million (loss of NOK 19,066 million in the same period of 2012) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the nine month period ended September 30, 2013 and 2012, the company recorded NOK 2,470 million and NOK 3,821 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 3,421 million and NOK 3,360 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded negative NOK 36 million, and negative NOK 116 million, respectively, of interest income on economic hedging instruments and negative NOK 1,512 million and negative NOK 642 million, respectively, of interest expense on economic hedging instruments.

Third quarter report 2013 20

Unaudited

16. Maturity analysis

Maturity analysis of financial liabilities
(including off-balance sheet items) based on contractual maturities at September 30, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Deposits by credit institutions	0	0	0	0	0
Non-structured bond debt	3,644	630	4,066	46,810	4,001
Structured bond debt	9,129	7,324	16,378	2,706	2,165
Commercial paper debt	0	0	0	0	0
Cash collateral	3,198	0	0	0	0
Subordinated loans	0	44	0	968	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	50	136	593	2,533	1,006
Derivatives gross settled (pay leg)	13,777	16,221	16,025	12,577	958
Financial guarantees (off-balance)	72	0	0	0	0
Loan commitments (off-balance)	0	195	5	3	0
Total	29,871	24,550	37,067	65,598	8,130
Derivatives gross settled (receive leg)	13,906	16,465	17,193	11,746	885
Derivative assets net settled	26	520	746	1,959	474
Derivative assets gross settled (pay leg)	5,500	7,282	14,563	19,739	4,208
Derivative assets gross settled (receive leg)	5,942	7,687	15,903	21,070	4,828

Maturity analysis of financial liabilities
(including off-balance sheet items) based on contractual maturities at December 31, 2012

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Deposits by credit institutions	4,476	0	0	0	0
Non-structured bond debt	34	1,559	25,311	47,345	4,648
Structured bond debt	14,071	20,542	20,815	5,795	2,375
Cash collateral	5,445	0	0	0	0
Subordinated loans	0	0	47	1,063	0
Capital contribution securities	0	476	0	0	0
Derivatives net settled	162	148	647	3,073	1,593
Derivatives gross settled (pay leg)	22,734	21,458	23,125	28,884	1,158
Financial guarantees (off-balance)	1,314	0	0	0	0
Loan commitments (off-balance)	0	202	5	5	0
Total	48,236	44,385	69,950	86,165	9,774
Derivatives gross settled (receive leg)	23,469	22,405	23,795	27,435	1,047
Derivative assets net settled	21	80	1,626	2,799	509
Derivative assets gross settled (pay leg)	2,072	7,825	9,929	10,527	4,545
Derivative assets gross settled (receive leg)	2,493	9,243	13,165	13,255	5,399

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Unaudited

Maturity analysis of financial liabilities
(including off-balance sheet items) based on contractual maturities at September 30, 2012

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Deposits by credit institutions	4,472	0	0	4,573	0
Non-structured bond debt	742	597	23,234	52,734	4,826
Structured bond debt	17,233	24,512	24,955	6,512	2,670
Commercial paper debt	0	53	0	1,207	0
Cash collateral	9,181	0	0	0	0
Subordinated loans	0	0	489	0	0
Capital contribution securities	(1,103)	(1,039)	(1,709)	5,104	1,850
Derivatives net settled	66	164	736	3,038	1,740
Derivatives gross settled (pay leg)	23,187	20,500	14,246	34,867	960
Financial guarantees (off-balance)	1,342	0	0	0	0
Loan commitments (off-balance)	0	215	20	45	0
Total	55,119	45,002	61,972	108,081	12,046
Derivatives gross settled (receive leg)	24,356	21,703	16,691	32,802	850
Derivative assets net settled	115	489	1,154	2,914	514
Derivative assets gross settled (pay leg)	6,171	14,740	15,660	10,053	5,002
Derivative assets gross settled (receive leg)	7,165	16,775	20,226	13,642	5,917

The figures in the above table and in the additional disclosures regarding derivatives below the table include principal and interest payable (receivable) at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. This implies that the structured bond debts with the corresponding derivatives matures earlier than what is expected based on market data as of the balance sheet date. See subsequent tables for maturity analysis based on expected maturities. For derivatives gross settled, pay leg represents the contractual cash flows to be paid by the company to the derivative counterparty while receive leg represents the contractual cash flows to be received from the derivative counterparty.

The company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Third quarter report 2013 22

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at September 30, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	5,720	68	69	5,214	332	11,401
Loans and receivables due from customers	2,138	2,797	8,828	26,623	28,058	68,445
Securities	2,395	3,048	5,606	7,393	4,357	22,799
Derivatives net settled	26	520	746	2,479	1,543	5,315
Derivatives gross settled (pay leg)	(4,025)	(5,844)	(12,825)	(21,177)	(7,367)	(51,238)
Derivatives gross settled (receive leg)	4,124	5,985	13,862	22,759	8,691	55,422
Cash collateral	0	4,800	0	0	0	4,800
Total assets	**10,379**	**11,375**	**16,285**	**43,291**	**35,614**	**116,944**
Liabilities						
Deposits by credit institutions	0	0	0	0	0	0
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	3,644	630	4,066	46,810	4,001	59,152
Structured bond debt	279	399	7,303	7,822	23,999	39,803
Derivatives net settled	50	136	569	2,420	771	3,946
Derivatives gross settled (pay leg)	8,222	12,923	12,720	13,697	11,761	59,322
Derivatives gross settled (receive leg)	(7,975)	(12,615)	(12,648)	(12,855)	(14,092)	(60,186)
Cash collateral	0	3,198	0	0	0	3,198
Subordinated loans	0	44	0	968	0	1,012
Capital contribution securities	0	0	0	0	0	0
Total liabilities	**4,220**	**4,715**	**12,010**	**58,862**	**26,440**	**106,248**

Third quarter report 2013 23

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2012

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	5,208	2,853	445	7,243	456	16,205
Loans and receivables due from customers	809	2,409	12,468	32,135	38,434	86,254
Securities	1,828	5,930	24,462	6,264	5,090	43,575
Derivatives net settled	21	80	1,627	2,964	585	5,277
Derivatives gross settled (pay leg)	(261)	(4,173)	(4,658)	(13,366)	(12,362)	(34,821)
Derivatives gross settled (receive leg)	355	4,560	5,894	16,870	16,033	43,712
Cash collateral	0	7,699	0	0	0	7,699
Total assets	7,960	19,359	40,237	52,110	48,236	167,902
Liabilities						
Deposits by credit institutions	4,476	0	0	0	0	4,476
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	34	1,559	25,311	47,345	4,648	78,897
Structured bond debt	927	3,002	9,811	25,285	25,040	64,065
Derivatives net settled	162	148	645	3,074	1,591	5,619
Derivatives gross settled (pay leg)	14,322	11,626	20,180	41,800	9,292	97,220
Derivatives gross settled (receive leg)	(13,822)	(11,375)	(19,295)	(41,374)	(12,323)	(98,189)
Cash collateral	0	5,445	0	0	0	5,445
Subordinated loans	0	0	47	1,063	0	1,109
Capital contribution securities	0	476	0	0	0	476
Total liabilities	6,098	10,881	36,699	77,193	28,249	159,120

Third quarter report 2013 24

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at September 30, 2012

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	5,692	534	581	9,085	471	16,363
Loans and receivables due from customers	590	3,932	11,644	40,205	39,849	96,219
Securities	4,188	3,076	27,568	5,669	5,894	46,395
Derivatives net settled	115	489	1,156	3,082	576	5,418
Derivatives gross settled (pay leg)	(1,935)	(5,525)	(9,668)	(20,803)	(13,779)	(51,710)
Derivatives gross settled (receive leg)	2,076	5,904	11,197	25,571	19,000	63,746
Cash collateral	0	6,043	0	0	0	6,043
Total assets	10,725	14,452	42,478	62,809	52,010	182,474
Liabilities						
Deposits by credit institutions	4,472	0	0	0	0	4,472
Commercial paper debt	0	53	0	1,207	0	1,260
Non-structured bond debt	742	597	23,234	52,734	4,826	82,134
Structured bond debt	1,414	3,917	9,311	30,890	30,668	76,200
Derivatives net settled	66	167	740	3,047	1,738	5,759
Derivatives gross settled (pay leg)	15,922	14,680	9,257	43,568	10,389	93,817
Derivatives gross settled (receive leg)	(15,165)	(14,173)	(8,901)	(43,177)	(15,015)	(96,432)
Cash collateral	0	9,181	0	0	0	9,181
Subordinated loans	0	0	489	0	0	489
Capital contribution securities	823	674	1,096	3,439	(2,888)	3,144
Total liabilities	8,274	15,096	35,227	91,708	29,719	180,024

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

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17. Financial instruments subject to net settlements

All derivative contracts are governed by master agreements developed by the International Swaps and Derivatives Association (ISDA). These agreements assure, for example, that netting is legally enforceable. Some of these agreements also contain provisions that require the posting of collateral in order to reduce counterparty exposure. These provisions include Credit Support Annexes (CSAs) that define collateral type and amounts to be transferred or received. This effectively ensures that if derivative exposures exceed pre-agreed limits, the counterparty with the positive exposure (which is now 'too high') can require the counterparty to transfer collateral to a dedicated neutral account. The transferred collateral will be netted in a situation of default. Thus the CSA agreement effectively ensures that the counterparty credit exposure is capped at the agreed upon limit.

The following table presents the financial instruments subject to net settlements:

September 30, 2013

				Not presented net		
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Financial instruments	Financial collateral	Net amount
Derivative assets	6,545	-	6,545	(1,550)	(3,482)	1,512
Derivative liabilities	(6,079)	-	(6,079)	1,708	2,519	(1,853)
Total assets / (liabilities)	**466**	**-**	**466**	**157**	**(963)**	**(341)**

December 31, 2012

				Not presented net		
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Financial instruments	Financial collateral	Net amount
Derivative assets	10,884	-	10,884	(2,845)	(5,830)	2,209
Derivative liabilities	(9,343)	-	(9,343)	1,648	4,829	(2,866)
Repo facility	(4,476)	-	(4,476)	-	4,476	-
Total assets / (liabilities)	**(2,935)**	**-**	**(2,935)**	**(1,197)**	**3,475**	**(657)**

September 30, 2012

				Not presented net		
(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Financial instruments	Financial collateral	Net amount
Derivative assets	14,193	-	14,193	(4,820)	(7,178)	2,196
Derivative liabilities	(12,450)	-	(12,450)	1,117	5,821	(5,512)
Repo facility	(4,473)	-	(4,473)	-	4,473	-
Total assets / (liabilities)	**(2,729)**	**-**	**(2,729)**	**(3,867)**	**3,116**	**(3,316)**

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18. Fair value of financial instruments

18.1 Methodology

The fair values of financial instruments are determined either with reference to a price quoted in an active market for that instrument, or by using a valuation technique.

Prices quoted in active markets are prices readily and regularly available from exchanges, brokers (executable broker quotes), market makers and pricing vendors (actual trades), and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

An active market is one in which transactions, for the financial asset or financial liability being valued, occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A market is considered to be non-active when there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or little information is released publicly for the financial asset or financial liability. Pricing transparency is affected by a number of different factors, such as type of financial instrument, whether the instrument is new to the market, characteristics specific to the transaction, and general market conditions.

The degree of judgment used in the measurement of fair value of financial instruments is generally higher with a lower level of pricing transparency, and vice versa. Financial instruments with quoted prices in active markets generally have higher transparency of prices, and less judgment is needed when determining fair value. Conversely, instruments traded in non-active markets, or that do not have quoted prices, have lower transparency of prices, and fair values are estimated through valuation models or other pricing techniques that require a higher degree of judgment.

The methodologies used for estimating the fair values using valuation models calculate the expected cash flows under the terms of each specific contract, and then discount these back to present values using appropriate discount curves. The expected cash flows for each contract are either determined directly by reference to actual cash flows implicit in observable market prices, or through modeling cash flows by using appropriate financial market pricing models. The valuation techniques make maximum use of market inputs, and rely as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In certain cases, the valuation techniques incorporate unobservable inputs. See description of fair value measurement of each class of financial instruments below for extent of unobservable inputs used. The fair value measurement generally incorporates appropriate credit spreads obtained from the market.

For financial instruments a significant share of prices are obtained from the market. Although the prices generally are not binding or directly tradable, they are observable in the market. As such, the company primarily has financial instruments for which prices are quoted in active markets, or financial instruments for which credit spreads or other model inputs are observable in the market, and the models used to price them are transparent. Most of the portfolios consist of financial instruments for which the fair value is calculated using valuation models or index proxies judged to be sufficiently close to the securities proxied. The company has developed an understanding of the information used by third party pricing sources to describe the estimated prices or model inputs. The information obtained from third party pricing sources was evaluated and relied upon based on the degree of market transactions supporting the price indications and the firmness of the price indications. In these instances, management’s judgment was that this third party information was a reasonable indication of the financial instrument’s fair value.

In general, the company goes through the following process to establish fair value for each financial instrument:

- First, the company seeks to identify current quoted prices in an active market for the financial instrument.

- If there are no current quoted prices, the company seeks to identify recent transactions for the same instrument.

- If there are no recently quoted prices for the same instrument, the company seeks to identify current or recently quoted prices or transactions for another instrument that is substantially the same.

- If there are no quoted prices for essentially equal instruments, the company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.

- In certain instances, it is necessary for the company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.

See below for a discussion on how fair value is established for each class of financial assets and liabilities:

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Loans due from credit institutions or customers:

The fair values of loans due from credit institutions or customers are determined using a discounted cash flow model, incorporating appropriate market yield curves and credit spreads. These debt instruments are not actively traded and consequently, these instruments do not have observable market prices subsequent to loan origination.

For guaranteed loans, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). Most of Eksportfinans’ non-government guarantors are currently well rated (A- or above) Norwegian banks and international banks with solid financial position. There are three guarantors below A- rating. An increase in the credit risk of the debtor will, as a result of the guarantee, in most cases not lead to more than an insignificant increase of the combined credit risk. This is reflected in market rates so for example a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. Eksportfinans therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the company considers this as evidence of widening of spreads. Further, the company analyses the development of initial margins over time. This data shows that initial margins obtained for new guaranteed loans have not been functions of time, not even during the financially turbulent times in 2007-2009. Credit spreads for guaranteed loans given by the company, have consequently not increased with the significant general credit spread increase during the period. The spreads applied to fair value measurement of export loans are unobservable in the market. At Sept 30, 2013 a spread widening of 1 basis point of the guaranteed loan portfolio will reduce its market value by approximately NOK 6 million (NOK 10 million as of year-end 2012) so a spread widening equal to the largest ones observed during a month will give unrealized losses of NOK 9 million. The spreads applied for fair value measurement of guaranteed export loans are in the range from -4 basis points to 218 basis points as of Sept 30, 2013 (from -4 basis points to 258 basis points as of year-end 2012). As of Sept 30, 2013 the guaranteed portfolio constitutes 64 percent of the lending portfolio (68 percent as of year-end 2012).

For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end, but do not represent offers, or solicitations of offers, to purchase or sell financial instruments. To ensure that the information can be used for fair value measurement purposes, Eksportfinans performs an assessment of the evaluations, calculations, opinions and recommendations of the publications. The spreads come partly from trading screens quoting actual trades, and partly from matrix pricing and interpolations including judgments by the distributors. Eksportfinans has assessed their interpolation methodologies, matrix pricing algorithms and models to be adequate and of sufficient quality. As of Sept 30, 2013 a credit spread widening in the direct loan portfolio of one basis point would induce an unrealized loss to the company of NOK 1.2 million (NOK 4 million as per year-end 2012). Direct loans to banks account for 15 percent of the lending portfolio (14 percent as of end of 2012).

For the remaining municipal portfolio after the sale of former municipality lender company Kommunekreditt, interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending. As of September 30, 2013 a credit spread widening of one basis point in the municipal lending portfolio would induce an unrealized loss to the company of NOK 2 million (NOK 2 million as of end of 2012). Municipal related loans are 10 percent of the lending portfolio as of September 30, 2013 (7 percent as of year-end 2012). For the combined total lending portfolio over the past two years credit spreads have changed 2 basis points per month in 95 percent of the time. As of September 30, 2013 a spread widening of 2 basis points would give an estimated loss of NOK 20 million. As of the end of 2012 a 95 percent confidence interval was 6 basis points representing NOK 90 million. The guarantees received are embedded in the loan agreements, and not separately transferable.

Eksportfinans has entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans are based on normal commercial terms, and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for the purchase of the relevant loans. Each loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company pays the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is

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that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. As of September 30, 2013 these loans constitutes 11 percent of the lending portfolio (11 percent as of year-end 2012). All credit spread adjustments of initial spreads are individually assessed for reasonableness relative to appropriate credit spread development over time, spreads for similar guarantors, and spreads on new similar loans or guarantees.

Securities:

Fair value of Eksportfinans’ portfolio of securities is partially established using valuation techniques and partially using prices quoted in active markets. Eksportfinans aims to maximize the use of observable inputs, and minimize the use of unobservable inputs, when estimating fair value. The valuation techniques used by Eksportfinans are index based models using publicly available market data as inputs, such as index levels, stock prices and bond credit spreads. Whenever available, the company obtains quoted prices in active markets for fixed maturity securities at the balance sheet date. Market price data is generally obtained from exchange or dealer markets.

The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Eksportfinans retrieved prices and credit spread quotes from ten different market makers and pricing vendors. As of September 30, 2013, among the ten different quote providers, the major price provider (Bloomberg) covered 64 percent (71 percent as of September 30, 2012). Eksportfinans has established various controls to ensure the reasonableness of received quotes such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. The company also investigates large variations amongst different price providers. For all quoted prices the median quote was used.

For the remaining, two securities had such short time to maturity that par value was used. Par value was also used on six government related securities. One instrument purchased in September was priced using actual trade price. Eksportfinans holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent) and were priced using recovery rates.

Financial derivatives:

Currency and interest rate swaps are valued using a valuation model technique incorporating appropriate credit spreads obtained from the market, as well as other observable market inputs, such as interest rate levels and market volatilities. Structured swaps mirroring the embedded derivatives in structured debt issues are modeled as described for structured bond debt. All swaps are governed by ISDA agreements with cash collateral annexes, and movement of cash collateral will offset credit spread changes. Non-performance risk is included in the fair value of the financial derivative portfolio assets and liabilities. Both Eksportfinans and the counterparty’s credit risk at the time of trade of a swap will be reflected in the initial terms and conditions. The company only enters into derivatives with highly rated counterparties. The Credit Support Annexes (CSAs) enables calls for collateral for both parties based on rating dependent parameters such as threshold and minimum independent amounts. The company’s valuation of swaps uses mid levels of interest rate curve bid-ask spreads.

Structured bond debt:

Structured bond debt consists of bond issues where the coupon rate, currency, maturity date and notional amount may vary with market conditions. For instance, the maturity will vary as a significant part of the structured bond debt has call and trigger features depending on the passage of time and/or market levels.

Eksportfinans’ structured issues currently consist of eight main structure types:

- The coupon is paid in a different currency than the currency for which the coupon is calculated and the bond might have Bermudan options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N-currency model coupled with a Black and Scholes model in cases of several currencies.

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- The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of our issues). We use

Black and Scholes to model the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.

- Fixed rate securities with Bermudan options. These are modeled using Black and Scholes framework.

- The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N-currency model.

- The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here we use a Hull-White model for the interest rate and if the issue contains more than one currency, we use the N-factor model.

- The coupon depends on the difference between two interest rates, for example ‘2 year swap minus 10 year swap’. This difference is multiplied with a factor, and both one and two currencies can be involved. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black and Scholes model put together with an N-currency model is used.

- The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black and Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional we use a quanto-model to factor in the currency effect.

- The coupon is paid only if the issuer calls the issue. For such structures (like callable zeros) the call option is normally Bermudan and contains only one currency. Eksportfinans price it using a Hull-White one-factor model.

Structured bond debt (and their corresponding swaps, see section on financial derivatives above) are mostly valued using the company’s valuation system based on different, well known valuation models, such as Black and Scholes and Hull-White, as appropriate for the different types of structures. All models use observable market data. Market data such as volatilities, correlations, and spreads for constant maturity swaps are imported (unadjusted) directly from widely used data systems like Reuters and Bloomberg. All models are calibrated to produce the transaction price at day one and consequently there are no day one profits calculated using Eksportfinans’ methodology. Which model and which structure setup are determined by the redemption structure, the number of FX, equities or indexes constituting the underlying and whether the coupon is accumulated or not as time passes.

The market data used is observable market input. This input is used to project both cash flows and maturity dates of the structured debt. This is to a large degree done by Monte Carlo simulations.

The fair values established using the valuation models above are further supported by two sources of information. The values are assessed for reasonableness against values for the same instruments received from the counterparty in the transaction. Eksportfinans buys back structured debt from time to time, and the fair values established are assessed for reasonableness against buy back transaction prices for similar debt.

Changes in credit spread are considered in the valuation of structured bond debt. There is a very limited market for trading in Eksportfinans’ structured debt. Since the multi-notch downgrade of Eksportfinans in November 2011 the company does not anticipate issuing new debt. Prior to the downgrade the most current issue spread for corresponding issues was used to value the structured bonds. After the downgrade there are no new issues of structured debt and instead the company uses spreads on unstructured debt for the outstanding structured issues. The basis point sensitivity of the structured bond portfolio is NOK 24 million so increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of structured bond debt by approximately NOK 240 million as of September 30, 2013 (NOK 310 million as of December 31, 2012). The spreads applied for fair value measurement of structured bonds are in the range from 239 basis points to 310 basis points as of September 30, 2013 (from 171 basis points to 350 basis points as of year-end 2012).

Other bond debt:

Fair value of other bond debt is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. The credit spreads are derived from current spreads on Eksportfinans’ USD benchmarks quoted by Bloomberg. Only spreads supported by actual trades close to period-end are used. Quoted spreads are also used for benchmark issues that are not quoted on Bloomberg. From the spread quotes obtained, a yield curve is derived by using an interpolation methodology. These are similar instruments, and the quoted prices cover the range of maturities in the benchmark debt portfolio.

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In order to assess the reasonableness of the quotes used, spreads are also benchmarked against broker quotes obtained from four different dealers in Eksportfinans’ benchmark program.

Subordinated debt and capital contribution securities:

Fair value of subordinated bond debt and capital contribution securities are established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from market participants. The credit spreads are obtained from the arranger banks for the capital contribution securities. For the subordinated debt we use the same credit spreads as quoted for our traded unstructured debt of same maturity and currency. Quotes come either as credit spreads relative to USD swap rates or the Gilt curve, or as a quoted fair value price. For quotes received in the form of credit spreads, appropriate net present value calculations derive the fair value of the security, using the quoted credit spread relative to the corresponding curve. The company considers the spread and price quotes obtained as unobservable input to the valuation. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of subordinated debt as of Sept 30, 2013 by approximately NOK 2.2 million. The spread applied for fair value measurement of the subordinated debt is 263 basis points as of Sept 30, 2013, resulting in a price of 106,32. Eksportfinans has no outstanding balance of capital contribution securities.

18.2 Fair value hierarchy

IFRS 13 specifies a hierarchy of fair value measurements based on whether the inputs used to measure the fair values are observable or unobservable. Observable inputs reflect market data obtained from independent sources that is visible to other parties in the market; unobservable inputs reflect the company’s market assumptions, specific methodologies and model choices. These two types of input have created a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:

Fair value measurements using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:

Fair value measurements using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) are classified as level 2.

Level 3:

Securities with inputs that are both significant to fair value and unobservable.

This hierarchy requires the use of observable market data when available. The company considers relevant and observable market prices in its valuations where possible.

The assessments of which level each transaction falls into is a dynamic process.

Loans and receivables that do not trade frequently or in sufficient volumes to be classified in level 1 but where nothing but observable market data (such as interest rate levels and published spread indices) and well known discounting methods are used are classified as level 2. Loans and receivables where credit spreads at a reporting date is a function of initial over the counter negotiated spreads and subjective adjustments to input such as rating changes are classified as level 3. Short term deposits are classified as level 1.

Securities consist of bonds in our liquidity portfolios which are classified as level 2 as they are valued using index mappings or adjusted market prices such as the median of several quotes not necessarily public obtainable.

Financial derivatives are either normal interest rate- or currency swaps classified in level 2 as standard discounting of observable inputs is used in the valuation, or structured swaps classified as level 3 where unobservable inputs such as correlations and volatilities are used in model valuations.

The below tables set forth Eksportfinans trading assets and liabilities and other financial assets and liabilities accounted for at fair value under the fair value option. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Other assets are collateral paid to swap counterparties and are classified as level 2.

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18.3 Financial assets measured at fair value through profit or loss

September 30, 2013

(NOK million)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	2,857	17,578	475	20,910
Loans due from customers	0	3,506	26,572	30,078
Securities	0	21,286	0	21,286
Financial derivatives	0	4,676	1,869	6,545
Other assets	0	3,198	0	3,198
Total fair value	2,857	50,244	28,916	82,017

September 30, 2012

(NOK million)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	1,661	26,050	667	28,378
Loans due from customers	0	4,520	42,763	47,283
Securities	0	44,154	0	44,154
Financial derivatives	0	8,078	6,116	14,194
Other assets	0	6,043	0	6,043
Total fair value	1,661	88,845	49,546	140,052

18.4 Financial liabilities measured at fair value through profit or loss

Deposits and commercial paper are valued using public market data and standard discounted cash flow techniques and hence classified as level 2. Unstructured bond debt such as benchmark issues are valued through a combination of discounting cash flows and using quoted credit spreads for similar securities and thus classified as level 2. Structured bond debt use unobservable inputs and model valuation and is classified as level 3. Financial derivatives on the liability side are both level 2 and 3, see discussion above for financial derivative assets. Other liabilities are specified in note 12 and are valued using discounting techniques and observable market data. Subordinated debt and capital contribution services are valued using discounted cash flow methods but with credit spread adjustments obtained from arranger banks only. These are indicative spreads and not publicly available hence the valuation technique uses unobservable inputs.

September 30, 2013

(NOK million)	Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	29,692	0	29,692
Structured bond debt	0	0	23,956	23,956
Financial derivatives	0	2,839	3,241	6,080
Other liabilities	0	5,087	0	5,087
Subordinated debt	0	0	982	982
Capital contribution securities	0	0	0	0
Total fair value	0	37,618	28,179	65,797

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September 30, 2012

(NOK million)	Level 1	Level 2	Level 3	Total
Deposits by credit institutions	0	4,472	0	4,472
Unstructured bond debt	0	40,979	0	40,979
Structured bond debt	0	0	43,312	43,312
Financial derivatives	0	5,458	6,992	12,450
Other liabilities	602	8,840	0	9,442
Subordinated debt	0	0	1,117	1,117
Capital contribution securities	0	0	346	346
Total fair value	602	59,749	51,767	112,118

Movement of level 3 financial assets from January 1, 2013 to Sept 30, 2013

(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	526	39,372	4,542	44,440
Total gains or losses *)	25	1,051	(979)	97
Issues	0	0	0	0
Settlements	(76)	(13,851)	(1,694)	(15,621)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0
Closing balance	475	26,572	1,869	28,916
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	1	6	237	244

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

Movement of level 3 financial assets from January 1, 2012 to Sept 30, 2012

(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	1,335	56,421	6,258	64,014
Total gains or losses *)	(16)	(604)	1,352	732
Issues	26	3,318	0	3,344
Settlements	(678)	(16,372)	(1,494)	(18,544)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0
Closing balance	667	42,763	6,116	49,546
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(56)	53	(1,704)	(1,707)

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

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Movement of level 3 financial liabilities from January 1, 2013 to Sept 30, 2013

(NOK million)	Bond debt	Financial derivatives	Sub-ordinated debt	Capital contri-bution securities	Total
Opening balance	42,275	5,127	990	450	48,842
Total gains or losses *) **)	7,612	(643)	(8)	0	6,961
Issues	0	0	0	0	0
Settlements	(25,931)	(1,243)	0	(450)	(27,624)
Transfers into level 3	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0
Closing balance	23,956	3,241	982	0	28,179
Total gains or losses *) **) for the period in profit or loss for liabilities outstanding at the end of the reporting period	12,808	(5,685)	(24)	0	7,099

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

Movement of level 3 financial liabilities from January 1, 2012 to Sept 30, 2012

(NOK million)	Bond debt	Financial derivatives	Sub-ordinated debt	Capital contri-bution securities	Total
Opening balance	54,053	11,231	1,039	348	66,671
Total gains or losses *) **)	17,477	(1,714)	78	(2)	15,839
Issues	0	0	0	0	0
Settlements	(28,218)	(2,525)	0	0	(30,743)
Transfers into level 3	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0
Closing balance	43,312	6,992	1,117	346	51,767
Total gains or losses *) **) for the period in profit or loss for liabilities outstanding at the end of the reporting period	31,385	(13,993)	26	132	17,550

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

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Unaudited

18.5 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	Sep 30, 2013		Dec 31, 2012		Sep 30, 2012	
(NOK million)	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Assets						
Loans due from credit institutions	21,095	21,119	26,370	26,410	29,040	29,050
Loans due from customers	56,952	53,157	77,238	71,879	91,236	85,440
Securities	21,286	21,286	36,707	36,707	38,691	38,691
Repurchase receivable	0	0	5,078	5,078	5,739	5,739
Financial derivatives	6,545	6,545	10,884	10,884	16,064	16,064
Other assets	3,781	3,781	6,232	6,232	7,266	7,266
Liabilities						
Deposits by credit institutions	0	0	4,476	4,476	4,472	4,472
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	54,507	54,507	72,160	72,160	73,795	73,795
Structured bond debt	25,557	22,696	44,609	40,383	45,796	41,289
Financial derivatives	6,079	6,079	9,343	9,343	12,450	12,450
Other liabilities	5,200	5,191	8,145	8,133	9,646	9,633
Subordinated debt	982	982	990	990	1,117	1,117
Capital contribution securities	0	0	450	450	346	346

19. Contingencies

The contingencies are:

a) Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities last year, and for the second entity in third quarter 2012. The final settlement amount to these two entities has been paid. The third Lehman Brothers entity has, to date, not contested the original valuation.

b) On December 12, 2012, Eksportfinans received a complaint filed by Silver Point Capital Fund LP and Silver Point Capital Offshore Master Fund LP (Silver Point) with the Tokyo District Court. Silver Point is an investor in Eksportfinans Japanese Samurai bonds and has previously threatened (as stated in press releases dated December 19, 2011 and November 7, 2012) to declare default under these bonds. The plaintiff is demanding a partial payment in the amount of JPY 400 million (approximately NOK 25 million at exchange rates applicable at September 30, 2013) (together with 6 percent interest thereon from December 13, 2011) as part of their entire claim of JPY 9.6 billion (approximately NOK 591 million at exchange rates applicable at September 30, 2013). Silver Point claims that the bonds became due and payable when they sent a default notice to Mizuho Corporate Bank as fiscal agent on December 12, 2011. Eksportfinans will, as previously stated in press releases on December 19, 2011 and November 7, 2012, vigorously resist this action on the basis that there is no default, and the company is therefore of the opinion that this complaint will not prevail. This opinion is supported by analysis from external counsel. Eksportfinans has therefore also concluded that such complaint does not constitute a cross default under Eksportfinans' other financial obligations.

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Unaudited

20. Events after balance sheet date

In 2008, the Icelandic financial institution Glitnir Banki hf was placed under Icelandic government administration. Since then, Eksportfinans has treated the credit exposure against the bank as not satisfactorily guaranteed, applying the expected payout ratio to calculate the claim’s fair value in the balance sheet.

In 2012 Eksportfinans filed a court petition in Iceland, claiming that part of the exposure was to be treated as priority claims under article 112 of Act no. 21/1991, confer paragraph 3 of article 102 of Act no. 161/2002, at the winding up of Glitnir Banki hf.

On July 19, 2013 the District Court of Reykjavik, Iceland ruled in favor of Eksportfinans ASA that the company’s claims of USD 25 million (ISK 3,256 million or NOK 150 million) and NOK 318 million (ISK 6,144 million) are accepted as priority claims. Eksportfinans was also awarded full legal costs. On October 15, 2013 the ruling of the District Court of Reykjavik was upheld by the Supreme Court of Iceland and is now final and enforceable.

Based on the ruling, Eksportfinans expects to recognize related profits of approximately NOK 200 million in the fourth quarter of 2013. In addition Eksportfinans will receive ISK 621 million, which will be held at an escrow account on Iceland due to the restrictions on movement of capital on Iceland.

Third quarter report 2013 36